Exhibit 99.1

ParaZero Signs an MOU with a Tier-1 European Defense Company to Integrate Autonomous Counter-UAS System Across its Armored Vehicle Arsenal

MOU followed an initial DefendAir Net Pods order and lay down plans for joint demonstration and on-site ParaZero engineering support for vehicle integration

KFAR SABA, Israel, Sept. 09, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has signed a Memorandum of Understanding (“MOU”) with a leading European Defense Company, to advance the development of a vehicle-integrated active protection system designed to protect armored platforms against incoming attack drones.

The collaboration is intended to combine the Tier-1 armored vehicle with ParaZero’s DefendAir net-based physical interception technology. The system is designed to provide armored platforms a built-in, autonomous, Counter-UAS protection layer capable of physically intercepting an approaching hostile drone before it reaches the vehicle.

The cooperation has already progressed into active integration work, following an initial purchase of DefendAir Net Pods for integration. As part of this phase, ParaZero’s engineering team are expected to travel to the Tier-1 company facility in Europe, to provide on-site technical support and work directly on the integration process.

Modern armored vehicles were designed primarily to withstand conventional battlefield threats, including ballistic fire, mines, improvised explosive devices, rockets and anti-tank missiles. The rapid proliferation of small FPV attack drones and has introduced a fundamentally different threat profile.

These drones can approach armored vehicles from multiple directions, pursue moving platforms and strike exposed or less-protected areas with high precision. Their speed, maneuverability, low signature and comparatively low cost have made them a persistent risk to vehicles, crews and maneuvering forces.

Electronic warfare remains an important part of Counter-UAS defense, but it does not provide a universal response. Fiber-optic-controlled, autonomously navigating and other communications-resilient drones may continue toward their targets even when conventional radio-frequency links are disrupted.

This new threat creates a requirement for layered vehicle protection that extends beyond passive armor and electronic countermeasures to include an integrated physical interception capability.

The system contemplated under the MOU applies the principle of active protection to the drone threat. Rather than relying only on the vehicle to withstand an impact, the integrated capability is intended to actively engage and physically stop an incoming drone before it reaches the platform. ParaZero’s DefendAir Net Pods are designed to provide this final interception layer through controlled, non-explosive, net-based neutralization.

“Active protection can no longer be designed only around traditional anti-armor threats. The modern armored platform must also be capable of defeating a small, fast attack drone at its final approach,” said Ariel Alon, CEO of ParaZero Technologies. “Together with this European Giant, we are working to integrate DefendAir as an organic protection layer within the vehicle itself. The upcoming on-site engineering work demonstrate that this cooperation is already advancing from strategic alignment into practical integration.”

DefendAir’s modular Net Pod architecture is designed for integration into vehicle-mounted, autonomous, remotely operated and fixed Counter-UAS systems. The system provides defense manufacturers and platform integrators with a physical interception component that can be incorporated into broader protection architectures according to the platform, threat profile and operational environment.

For ParaZero, the collaboration supports the Company’s strategy of establishing DefendAir as the net-based physical interception layer within next-generation defense platforms. By working directly with Tier-1 vehicle manufacturers and system integrators, ParaZero aims to embed its technology into broader defense programs and support the transition from individual Counter-UAS products to integrated, platform-level protection capabilities.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected integration of DefendAir into the customer's Counter-UAS system, the potential advancement of the program toward operational deployment and broader adoption, the customer's continued engagement with DefendAir, and the potential for broader adoption of DefendAir by defense manufacturers and system integrators. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com